12200 W. Olympic Boulevard, Suite 200 ● Los Angeles, CA 90064

April 24, 2013

VIA EDGAR AND FEDEX
Jennifer Monick
Robert F. Telewicz Jr.
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kilroy Realty Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 12, 2013
File No. OC1-12675

Kilroy Realty, L.P.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 12, 2013
File No. 000-54005

Dear Ms. Monick and Mr. Telewicz:
On behalf of Kilroy Realty Corporation (“KRC”) and Kilroy Realty, L.P. (the “Partnership” and together with KRC the “Company”), I am responding to the Staff's letter dated April 23, 2013 with respect to the Company's Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”). For your convenience, the comment contained in your letter is reprinted below in italics followed by our response.
Please feel free to call me at (310) 481-8400 with any questions.
Notes to Consolidated Financial Statements of Kilroy Realty Corporation and Kilroy Realty, L.P., page F-14
2. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page F-17

1.
We note your response to prior comment two. In your FFO presentation in future periodic filings, please disclose that FFO does not exclude the amortization of tenant-funded tenant improvements deferred revenue but does exclude the related tenant improvement depreciation. In your revised disclosure please include the amount of amortization of deferred revenue for tenant funded tenant improvements for each period alongside your presentation of FFO. Please provide us an example of your proposed disclosure.

Tyler H. Rose
Kilroy Realty Corporation
April 24, 2013

Response: The Company undertakes in future periodic filings to update its FFO presentation as requested by the Staff. The following is the proposed disclosure for the Company's Form 10-Q for the three months ended March 31, 2013, with the revised language underlined for your convenience. The Company undertakes to provide this disclosure in all future periodic and year-end filings.
Non-GAAP Supplemental Financial Measure: Funds From Operations
We calculate FFO in accordance with the White Paper on FFO approved by the Board of Governors of NAREIT. The White Paper defines FFO as net income or loss calculated in accordance with GAAP, excluding extraordinary items, as defined by GAAP, gains and losses from sales of depreciable real estate and impairment write−downs associated with depreciable real estate, plus depreciation and amortization related to depreciable real estate assets (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships and joint ventures. Our calculation of FFO includes the amortization of deferred revenue related to tenant-funded tenant improvements and excludes the depreciation of the related tenant improvement assets.
We believe that FFO is a useful supplemental measure of our operating performance. The exclusion from FFO of gains and losses from the sale of operating real estate assets allows investors and analysts to readily identify the operating results of the assets that form the core of our activity and assists in comparing those operating results between periods. Also, because FFO is generally recognized as the industry standard for reporting the operations of REITs, it facilitates comparisons of operating performance to other REITs. However, other REITs may use different methodologies to calculate FFO, and accordingly, our FFO may not be comparable to all other REITs.
Implicit in historical cost accounting for real estate assets in accordance with GAAP is the assumption that the value of real estate assets diminishes predictably over time. Because real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered presentations of operating results for real estate companies using historical cost accounting alone to be insufficient. Because FFO excludes depreciation and amortization of real estate assets, we believe that FFO along with the required GAAP presentations provides a more complete measurement of our performance relative to our competitors and a more appropriate basis on which to make decisions involving operating, financing, and investing activities than the required GAAP presentations alone would provide.
However, FFO should not be viewed as an alternative measure of our operating performance because it does not reflect either depreciation and amortization costs or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, which are significant economic costs and could materially impact our results from operations.
The following table presents our FFO for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
	2013	2012
	(in thousands)
Net (loss) income available to common stockholders	$(903)	$67,540
Adjustments:
Net (loss) income attributable to noncontrolling common units of the Operating Partnership	(22)	1,795
Depreciation and amortization of real estate assets	50,011	36,464
Net gain on dispositions of discontinued operations	—	(72,809)
Funds From Operations(1)(2)	$49,086	$32,990
________________________

(1)	Reported amounts are attributable to common stockholders and common unitholders.

(2)	FFO includes amortization of deferred revenue related to tenant-funded tenant improvements of $2.4 million and $2.3 million for the three months ended March 31, 2013 and 2012 respectively.

Tyler H. Rose
Kilroy Realty Corporation
April 24, 2013

In connection with the Company's response to your comments on the Form 10-K, the Company acknowledges that:

•	The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *
If you have any additional questions, please feel free to call me at (310) 481-8400 to discuss them.

Respectfully submitted,

/s/ Tyler H. Rose

Tyler H. Rose
Executive Vice President and Chief Financial Officer
Kilroy Realty Corporation
Kilroy Realty, L.P.

cc:    Heidi R. Roth
Senior Vice President, Chief Accounting Officer and Controller
cc:    Julian T. H. Kleindorfer, Esq.
Latham and Watkins, LLP
cc:    Melissa Meono
Deloitte & Touche, LLP